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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 5)


                         KLLM TRANSPORT SERVICES, INC.

                           (Name of Subject Company)

                         KLLM TRANSPORT SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   482498102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                LELAND R. SPEED
          CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                         KLLM TRANSPORT SERVICES, INC.
                              135 RIVERVIEW DRIVE
                          RICHLAND, MISSISSIPPI 39218

                                 (601) 939-2545

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                             SIDNEY J. NURKIN, ESQ.
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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    This Amendment No. 5 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "Commission") on April 26, 2000 (the "Schedule 14D-9"), by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), in relation to the unsolicited tender offer made by Low Acquisition, Inc., a Delaware corporation ("Low Acquisition"), which is wholly-owned by Robert E. Low, an individual residing in Springfield, Missouri ("Low"), disclosed in a Tender Offer Statement on Schedule TO filed with the Commission on April 12, 2000 (the "Schedule TO"). According to the Schedule TO, Low Acquisition is offering to purchase all of the outstanding shares of Common Stock not owned by it or its affiliates at a purchase price of $7.75 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "$7.75 Per Share Offer").



ITEM 4. THE SOLICITATION OR RECOMMENDATION.



    Item 4 is hereby supplemented and amended by deleting the last three paragraphs and adding the following:



    On May 5, 2000, Mr. Low and the Liles Group submitted proposals to the Special Committee for the acquisition of all of the outstanding shares of Common Stock. Thereafter, the Special Committee commenced negotiations with both parties. During the course of the negotiations, Mr. Low made several proposals to acquire the outstanding shares of Common Stock at per share prices up to $9.25, but in each case he subsequently reduced the offered price prior to its acceptance by the Special Committee. The Liles Group also made proposals to the Special Committee to acquire the shares of Common Stock at per share prices up to $9.00, but prior to May 18, 2000, those proposals were subject to certain conditions, including a condition that the indebtedness of the Company be refinanced, and contained a requirement that the Company reimburse the Liles Group for their expenses if their proposal was not ultimately successful, which the Special Committee found unacceptable. On May 18, 2000, following a reduction by Mr. Low of his proposed price to $8.75 per share, the Liles Group submitted an offer to the Special Committee to acquire all of the outstanding shares of Common Stock at a price per share of $8.80, which was not subject to any financing condition. The Special Committee concluded that it would recommend the Liles Group's offer to the Company's Board of Directors. Shortly prior to the meeting of the Company's Board of Directors convened for the purpose of considering that offer, the Liles Group advised the Special Committee that they were withdrawing their offer. Accordingly, on May 22, 2000, the Special Committee announced that the Liles Group had withdrawn their offer to acquire the Company and that the Company would continue its efforts to maximize stockholder value, including seeking a transaction with Mr. Low that could be supported by the Board of Directors. On May 23, 2000, Mr. Liles announced that he was forced to withdraw from the bidding but that he was engaged in efforts to present another proposal to the Special Committee to acquire the Company.



    Following the withdrawal of the offer of the Liles Group, Mr. Low reduced his offer to $7.75 per share for all Shares. After further negotiations with the Special Committee, Mr. Low increased his offer to $7.80 per share, and on May 24, 2000, after considering various alternatives to a sale of the Company, the Special Committee agreed to recommend to the Company's Board of Directors the offer of Mr. Low, which was the only offer for the acquisition of the Company then outstanding.



    On May 25, 2000, prior to the acceptance by the Board of Directors of the offer by Mr. Low to acquire the Company for $7.80 per share, the Liles Group submitted a proposal to purchase all of the outstanding shares of Common Stock at a price of $8.05 per share in cash pursuant to the terms of a proposed merger agreement. This proposal by the Liles Group was not subject to any conditions or requirements that were unacceptable to the Special Committee. The proposal was unanimously recommended by the Special Committee to the Company's Board of Directors. At a telephonic Board meeting, Mr. Nurkin described to the Special Committee the customary conditions and the expense reimbursement provisions contained in the proposal, and Mr. Grayson presented the opinion of Morgan Keegan as to the fairness of the proposal, from a financial point of view, to the Company's public stockholders, and the reasons for that opinion. The


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Company's Board of Directors, with the exception of Mr. Liles, who due to his conflict of interest did not attend the meeting, unanimously approved the proposal on May 25, 2000, authorized an amendment to the Company's Stockholder Rights Plan to except the transaction from the operation of the plan, adopted resolutions exempting the transaction and certain related transactions from
Section 203 of the DGCL, and authorized the Company to enter into the Merger Agreement. The Liles Group then caused Parent and Purchaser to be formed.



    Immediately following the meeting of the Company's Board of Directors, representatives of Mr. Low were advised of the Board's decision and that it was anticipated that a merger agreement would be entered into between the Company and Parent later in the day of May 25, 2000. Mr. Low's representatives requested additional time to consider the matter. The Special Committee considered that request, and in light of the fact that Mr. Low had been involved in attempts to acquire the Company for a number of months, had been involved in the bidding process established by the Special Committee for approximately one month, had been given an opportunity to review the business and affairs of the Company for several weeks and had been provided with extensive documentation related to the operations of the Company and its financial condition, had made (and subsequently withdrawn) other proposals to acquire the Company at prices greater than his last proposal made to the Special Committee, that after being advised of the decision of the Board of Directors Mr. Low had not increased his existing offer for the acquisition of the Shares, and that the Company would likely suffer damage (including loss of drivers, employees and customers) if the auction process was further extended, the Special Committee determined that it was not in the best interests of the Company or its stockholders to extend the process further. Accordingly, the Company entered into a merger agreement with Parent and Purchaser.



    On May 26, 2000, the Company, Purchaser and Parent, separately announced the execution of the Merger Agreement. After the announcement was made, the Special Committee received a letter from Mr. Low again requesting an extension of time in which to submit an improved bid for the Shares and indicating that he might be willing to pay more than $8.05 per Share. Mr. Nurkin advised Mr. Crawford that a definitive merger agreement had already been executed between Purchaser, Parent, and the Company, that such definitive agreement permitted the Company to consider unsolicited superior proposals subject to the payment of a fee if the Merger Agreement were to be terminated in order to accept a superior proposal, and that Mr. Low was free to revise his bid if he wished. As of the date hereof, Mr. Low has not made a firm offer superior to the Liles Group's Offer accepted by the Board of Directors.



    Also on May 26, 2000 the Company held its annual meeting of stockholders at which all of the Company's directors were reelected.



    On June 2, 2000, pursuant to the Merger Agreement, Parent and Purchaser commenced a tender offer for all of the outstanding shares of Common Stock.



    In light of entering into the definitive agreement with the Liles Group, the Special Committee of theBoard of Directors of KLLM reaffirms its recommendation that the stockholders of KLLM should reject the $7.75 Per Share Offer, and that KLLM's stockholders not tender their shares of KLLM common stock in the $7.75 Per Share Offer.



    (II) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.



    In reaching its recommendation to enter into the merger agreement with the Liles Group and to reaffirm its recommendation that the stockholders of KLLM reject the $7.75 Per Share Offer, the Board of Directors considered a number of factors, including the following:



1. COMPANY OPERATING AND FINANCIAL CONDITION. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. The Board also discussed the current conditions and pricing pressures in the trucking industry and the resulting negative impact of such factors on the Company's projected profitability and cash flow. In addition,


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    the Board discussed the negative impact that the sales and auction process was having on the Company's operations.



2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The Board reviewed the relationship of the offer price of the Liles Group to the historical market prices of the shares of Common Stock. The $8.05 offer represents a 69% premium over the $4.75 closing price of the Shares on the Nasdaq National Market on December 31, 1999, an 24% premium over the $6.50 per share price on March 29, 2000, the last full trading day prior to the first public disclosure that Mr. Liles had an interest in acquiring the Company, and a 3% premium over Mr. Low's most recent offer of $7.80 per share of Common Stock. The Board also discussed that the price being paid in the transaction, based on the financial presentation by Morgan Keegan, represents a multiple of EBIT (earnings before interest and taxes) for the last 12 months ended
    March 31, 2000 that compares favorably to the multiples of EBIT paid in other transactions in the trucking industry. The Board was aware that the consideration received by holders of the shares of Common Stock in the offer and subsequent merger would be taxable to such holders for federal income tax purposes.



3. STRATEGIC ALTERNATIVES. The Board considered presentations of Morgan Keegan and the Board's review with respect to trends in the industry in which the Company's business operates and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of liquidating the Company's assets, of significantly curtailing operations in an attempt to increase profitability, and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board also considered the information provided by Morgan Keegan relating to the process that had been conducted on behalf of the Company by Morgan Keegan since August, 1999 relating to the Company's exploration of strategic alternatives available to it, including information regarding discussions and meetings held by Morgan Keegan and the Company's management with other potential acquirors of the Company. The Board noted that the only one of these discussions with other potential buyers that had resulted in proposals to acquire the Company was from Mr. Low, and that, at the time the Board of Directors approved the transaction with the Liles Group, Mr. Low's offer was $.25 per Share less than Low Group's offer and that the other material terms of the two offers were not significantly different. The Board discussed the extensive arms'-length negotiations between the Company and the Liles Group and the Company and Mr. Low that resulted in the Merger Agreement and the $8.05 per share Offer Price.



4. MORGAN KEEGAN FAIRNESS OPINION. The Board took into account the presentations and advice from Morgan Keegan and the opinion of Morgan Keegan, dated May 25, 2000, that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of shares of Common Stock pursuant to the merger agreement was fair from a financial point of view to such holders. The Board was aware that Morgan Keegan becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.



5. LIMITED CONDITIONS TO CONSUMMATION. The Board discussed how Parent's and Purchaser's obligation to consummate the Offer and the Merger is subject to a limited number of customary conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals. The Board of Directors also considered the financial condition and business reputation of Mr. Ebbers and the ability of Parent to complete the Offer and Merger in a timely manner.



6. ALTERNATIVE TRANSACTIONS. The Board of Directors considered that under the terms of the merger agreement, while the Company is prohibited from soliciting, initiating or encouraging the submission of acquisition proposals from third parties, the Company may engage in any negotiations or discussions with, or provide any information to, a third party in response to an unsolicited written acquisition proposal by such third party if the Board determines in good faith that the failure to take such action would constitute a breach of its fiduciary duties to its stockholders under applicable law.


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    The Board further considered that the terms of the merger agreement permit the Company to terminate the merger agreement to enter into an alternative unsolicited acquisition proposal (1) if, prior to or concurrently with terminating the merger agreement, the Company pays Purchaser a $844,500 termination fee, which includes reimbursement for out-of-pocket expenses incurred by Parent and Purchaser in connection with the transactions contemplated by the merger agreement, and (2) if the Board of Directors determines in good faith, after consultation with and upon the advice of its outside legal counsel, prior to the consummation (or, if the Offer is consummated and extended, the initial consummation) of the Offer, that the failure to terminate the merger agreement and accept such alternative acquisition proposal would constitute a breach of its fiduciary duties to its stockholders under applicable law. The Board considered the possible effect of these provisions of the merger agreement on third parties, who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the merger agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the merger agreement and that the amount of the termination fees that would be payable if the merger agreement were to be terminated to accept an alternative acquisition proposal was within the range of the amounts of termination fees customarily paid under similar circumstances in transactions comparable to those provided for in the merger agreement. The Board of Directors also considered the contacts that the Company had had with third parties regarding a potential transaction involving the Company and took into account the views of management and Morgan Keegan as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Liles Group Offer and the merger in a transaction that could be completed on a timely basis.



    The foregoing includes all material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the merger agreement with the Liles Group and recommend that holders of shares of Common Stock tender their shares in the Liles Group's offer and to reject the $7.75 Per Share Offer.


ITEM 9. EXHIBITS.

    Item 9 is hereby supplemented and amended by adding the following:


Exhibit 8 Press Release issued by the Company, dated June 2, 2000 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-9/A filed by the Company on June 2, 2000).


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 2, 2000                            KLLM TRANSPORT SERVICES, INC.
                                               By: /s/ LELAND R. SPEED
                                               ---------------------------------------
                                               Leland R. Speed, Chairman of the Special
                                                  Committee of the Board of Directors


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